Exhibit 99.1

MATERIAL FACT

GUIDANCE – UPDATE

JBS S.A. (“JBS” or “Company”) – B3: JBSS3; OTCQX: JBSAY), hereby informs its shareholders and the market, pursuant to article 157, paragraph 4, of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”), and the provisions of the regulations of the Brazilian Securities and Exchange Commission (“CVM”), in particular CVM Resolution No. 44/21, of August 23, 2021, as amended, updating the information of the Material Fact dated September 16, 2024, that the Company has adjusted its guidance for net revenues and Adjusted EBITDA for the 2024 fiscal year as follows:

Estimate for the fiscal year ending December 31, 2024
	R$ millons	US$ millions²
Net Revenues	R$ 411,873	US$ 77,000
EBITDA¹	Between R$ 37,019 and R$ 38,147	Between US$ 6,900 and US$ 7,100

¹	EBITDA adjusted for the following non-recurring items that impacted the nine-month period ended September 30, 2024: (i) R$ 421 million in antitrust agreements; (ii) R$ 93 million in donations and social programs; (iii) R$ 439 million in restructuring expenses; (iv) R$ 105 million in Rio Grande do Sul claim; (v) R$ 427 million in fiscal payments– Special Program; and (vi) R$ 91 million in other operating expenses.

²	As the Company’s revenue is mainly recorded based in the US dollar, the Company considers it useful to disclose the information also in dollars. Considering an exchange rate of R$4.95 per US$1.00 for the first quarter of 2024, R$5.22 for US$1.00 for the second quarter of 2024, R$5.55 for US$1.00 for the third quarter of 2024 and R$5.64 for US$1.00 for the fourth quarter of 2024.

The above estimates were calculated based on the Company’s performance and accounting standards, taking into account the following assumptions and methodologies: (i) historical behavior of the Company’s operations, applied to the Company’s current operating performance; (ii) expected reflections of market conditions in the locations where JBS operates; (iii) calculation according to historical accounting standards, consistently applied by the Company.

The Reference Form will be resubmitted for inclusion of the updated information in the guidance and its monitoring and/or updating will be carried out under the terms of the applicable rules.

The information disclosed herein constitutes estimates based on the beliefs and substantiated assumptions of JBS Management, as well as on information currently available. JBS operates globally and, as such, is subject to different market conditions, laws and regulations, as well as changes in each of these elements in each of these jurisdictions. In addition, the food sector is highly cyclical, volatile, and strongly influenced by various political, economic, climatic, and environmental factors. All these factors are beyond JBS’s control. These aspects and JBS’s own operating activity may affect its future performance and lead to results that differ materially from the information indicated above. Therefore, such estimates are subject to risks and uncertainties and do not constitute a promise of future performance. Because of these uncertainties, the investor should not make any investment decisions based solely on this information. Any change in perception or in the factors mentioned above may cause the concrete results to diverge from the projections made and disclosed.

São Paulo, November 13, 2024.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer